Exhibit 99.1
Q3 2010
REPORT TO
SHAREHOLDERS
August 11, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the three and nine months ended July 4, 2010, compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited interim Consolidated Financial Statements as at and for the three and nine months ended July 4, 2010, and the related notes, and with our MD&A for the year ended October 4, 2009 (2009 Annual MD&A) which is part of the fiscal 2009 Annual Report. This MD&A is dated August 11, 2010. All amounts in this report are in U.S. dollars, unless otherwise noted.
All financial information contained in this MD&A and in the unaudited interim Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Non-GAAP Measures” in this MD&A. The unaudited Interim Consolidated Financial Statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.
Additional information about Gildan, including our 2009 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.
This document contains forward-looking statements, which are qualified by reference to, and should be read together with, the “Forward-looking Statements” cautionary notice on page 28.
In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.
The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the third quarter are traditionally not indicative of the results to be expected for the full year.
OUR BUSINESS
Our Products and Markets
We are a marketer and vertically-integrated globally cost-competitive manufacturer of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume replenishment programs. We sell activewear products to screenprint markets in North America, Europe and other international markets. Gildan is the leading supplier of activewear for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe and Mexico. We sell socks and underwear, in addition to our activewear products, to mass market and regional retailers in North America. In the U.S. mass market retail channel, Gildan is one of the leading suppliers of socks. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.
Our activewear products, namely T-shirts, fleece and sport shirts are sold under the Gildan brand in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently sold to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, and travel and tourism venues. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity. We are also growing our private label activewear business to provide undecorated products to large branded apparel companies and retailers which sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
In the North American mass-market and regional retailer channel, we sell a variety of styles of socks and men’s and boys’ underwear, in addition to our undecorated activewear products, under various retailer private labels and under the Gildan brand.
All of our products are made of 100% cotton or of blends of cotton and synthetic fibres. Our products are characterized by low-fashion risk compared to other apparel categories since these products are basic, frequently replenished, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan. Our value proposition combines consistent quality, competitive pricing, fast and flexible replenishment due to our geographical proximity to our markets, as well as our leadership in corporate social responsibility and environmental sustainability. As a vertically-integrated manufacturer, Gildan is able to provide premium products to customers in a broad range of sizes, colours and styles with enhanced product features, such as pre-shrunk fabrics, and a selection of fabric weights, blends and construction. Innovations in the manufacturing process of our activewear products have allowed us to ensure colour/shade consistency and high performance of the garments. In addition, innovations in the sock manufacturing process, such as higher needle count machines and seamless toe closing operations have allowed Gildan to deliver enhanced sock product features at lower prices. These innovations have resulted in further improving the value proposition of our activewear and sock products to our customers.
Our Facilities
Textile and Sock Manufacturing
To support our sales in the various markets, we have built modern manufacturing facilities located in Central America and the Caribbean Basin where we manufacture T-shirts, fleece, sport shirts, socks and underwear. Our largest manufacturing hub in Central America includes our first vertically-integrated knitting, bleaching, dyeing, finishing and cutting textile facility (Rio Nance 1) to produce activewear fabric and, more recently, underwear fabric. This facility, located in Rio Nance, Honduras, became operational in fiscal 2002. During fiscal 2007, we expanded our operations in Rio Nance to include a new integrated textile facility for the production of activewear fabric (Rio Nance 2) and a new integrated sock manufacturing facility (Rio Nance 3). During the second quarter of fiscal 2010, the construction of a second integrated sock manufacturing facility (Rio Nance 4) in Rio Nance was substantially completed and the ramp-up of production began in the month of April. Rio Nance 4 is expected to further support our projected future sales growth in the sock category and position us to continue to reduce our sock manufacturing costs. In addition to our integrated sock manufacturing operations located in our Central America hub, we operate U.S. sock knitting facilities in Fort Payne, Alabama.
We have also established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear fabric in Bella Vista, Dominican Republic, which became operational in fiscal 2005. The Company has begun further textile capacity expansion in its existing manufacturing hubs in the Dominican Republic and Central America.
Acquisition of manufacturing facility in Bangladesh
On March 31, 2010, we completed the acquisition of Shahriyar Fabric Industries Limited (Shahriyar), a vertically-integrated knitting, dyeing, finishing, cutting and sewing facility for the manufacture of high-quality ring-spun T-shirts near Dhaka, Bangladesh, for a total consideration of $15.3 million. We refer the reader to Note 4 to the unaudited interim Consolidated Financial Statements.
The purpose of this strategic acquisition is to begin the development over time of a vertically-integrated manufacturing hub in Asia, with an infrastructure and geographical location to position the Company to pursue its growth strategy in its target geographic markets in Asia and Europe.
Sewing Facilities
Our sewing facilities for activewear and underwear are strategically located in close proximity to our textile manufacturing facilities. We operate sewing facilities in Honduras and Nicaragua to support our textile

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MANAGEMENT’S DISCUSSION AND ANALYSIS
manufacturing hub in Central America. During fiscal 2010, we have begun to implement plans to expand our sewing capacity in order to support further textile expansion plans to service our projected future sales growth. Textiles produced at our vertically-integrated textile manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our sewing facility in the Dominican Republic, which began operating in fiscal 2009.
The earthquake which struck Haiti on January 12, 2010 impacted Gildan’s third-party contractor operations used to sew the majority of the fabric produced at its Dominican Republic textile facility. Gildan implemented temporary contingency plans to minimize the disruption of contractor production in Haiti by adding overtime shifts, using third-party contractors and increasing capacity at its integrated sewing facilities in the Dominican Republic, Honduras and Nicaragua. Contractor operations in Haiti began to resume operations shortly after the earthquake and by the end of the second quarter of fiscal 2010, contractor operations had returned to production levels substantially similar to those prior to the impact of the earthquake. The impact on the Company’s operations included a temporary loss of production primarily during the second quarter, which subsequently resulted in lost sales opportunities as well as supply chain inefficiencies.
Yarn-Spinning
CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. We source our yarn requirements from CanAm, as well as from Frontier and other third-party yarn providers, with whom we have supply agreements.
Sales, Marketing and Distribution
Our sales and marketing office which services our global screenprint markets is located in St. Michael, Barbados. This office is responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control and logistics. We are in the process of consolidating all our retail sales and customer support activities to a single location at our office in Charleston, South Carolina. We intend to substantially complete this consolidation by the end of this fiscal year.
We distribute our activewear products for the screenprint channel primarily out of our distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. Shipments are also made directly from our manufacturing facilities. The Company has begun an expansion of the Eden, North Carolina distribution centre to service demand in the U.S. wholesale distributor channel and further reduce distribution costs.
Earlier this year, we announced plans to consolidate our existing distribution centres servicing retail customers at our new retail distribution centre and office building in Charleston, South Carolina which resulted in the closure of our retail distribution facility in Martinsville, Virginia during the third quarter of fiscal 2010, and will result in the closure of our distribution facilities in Fort Payne, Alabama during the fourth quarter of fiscal 2010.
Employees and Corporate Offices
As of the end of the third quarter of fiscal 2010 we employed more than 28,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.
Competitive Environment
The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated offshore manufacturing hubs which allows us to offer competitive pricing, consistent product quality, and a supply chain which efficiently services replenishment programs with short production/delivery cycle times. Our investments combined with our commitment to leading environmental and social responsibility practices are also increasingly becoming important factors for our customers. We are focused on providing a more socially and

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MANAGEMENT’S DISCUSSION AND ANALYSIS
environmentally responsible supply chain for our customers by employing progressive hiring and employment practices in good working conditions, minimizing our impact on the environment and contributing to communities in the countries in which we operate.
Gildan is the leading supplier of activewear products for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe and Mexico. In the U.S. mass-market retail channel Gildan is one of the leading suppliers of socks. Our primary competitors in North America are the major manufacturers for the screenprint and retail channels, such as Hanesbrands Inc., Berkshire Hathaway Inc. through its subsidiaries Fruit of the Loom, Inc. and Russell Corporation, and smaller U.S.-based manufacturers, including Anvil Knitwear Inc., Alstyle Apparel, a division of Ennis Corp., and Delta Apparel Inc. The competition in the European screenprint channel is similar to that in North America, as we compete primarily with the European divisions of the major U.S.-based manufacturers mentioned above. We also continue to face the threat of increasing global competition. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. In addition, many of Gildan’s U.S. competitors servicing the retail apparel industry currently source products from Asia.
Economic Environment
As indicated in our second quarter interim MD&A, we began to experience a recovery in demand in our target screenprint markets from the downturn in the overall economic environment which had negatively impacted demand for our products in the U.S. and international screenprint markets during fiscal 2009. The second quarter of fiscal 2010 marked the first quarter of growth in industry shipments in the U.S. wholesale distributor channel following eight consecutive quarters of overall industry demand declines. The recovery in demand continued into the third quarter of fiscal 2010 with an increase of 10.5% in unit shipments from U.S. wholesale distributors to U.S. screenprinters for the three months ended June 30, 2010 compared to the same period last year, based on the S.T.A.R.S. report produced by ACNielsen Market Decisions, although demand in the U.S. distributor channel at the end of the quarter may have been positively impacted by purchases by screenprinters in advance of an industry selling price increase which was effective at the beginning of the fourth quarter.
STRATEGY AND OBJECTIVES
Our growth strategy comprises the following initiatives:
1.	Maximize screenprint market penetration and opportunities

While we have achieved a leadership position in the screenprint channel in the U.S. and in Canada, we also intend to grow our private label activewear business to provide undecorated products to large non-retailer branded apparel companies and retailers which sell imprinted activewear and are currently not serviced by our existing U.S. wholesale distributors. We believe we can continue to expand our presence in international screenprint markets, primarily in Europe, Mexico and the Asia/Pacific region. We have further developed and continue to expand our integrated manufacturing hubs in Central America and the Caribbean Basin to support our projected growth, including allocating capacity to service product categories and geographical locations where our growth was previously constrained by capacity availability. The recent acquisition of a vertically-integrated knitting, dyeing, finishing, cutting and sewing facility for the manufacture of ring-spun T-shirts in Bangladesh is expected to support our strategy to grow our international business in Asia and Europe.

2.	Leverage our successful business model to further penetrate the mass-market retail channel

As a leading supplier of basic family socks in the U.S. mass-market retail channel, we intend to continue to build and leverage our significant market position in socks to establish a significant presence in the mass-market retail channel with our activewear and underwear product lines.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We are also leveraging our existing core competencies, successful business model and competitive strengths. Our value proposition in the retail channel as in the screenprint channel combines consistent quality, competitive pricing, fast and flexible replenishment due to our geographical proximity to our markets, as well as our leadership in corporate social responsibility and environmental sustainability. Within the mass-market retail channel, we are positioning ourselves as a strategic private label supplier of socks, activewear and underwear to mass retailers seeking to consolidate their supply chain with fewer, larger manufacturers. We are also pursuing a strategy of selling our products with the Gildan brand to regional retailers.

3.	Continue to generate manufacturing and distribution cost reductions

We seek to continuously improve our manufacturing and distribution processes and cost structure by developing and investing in cost-reduction initiatives. In addition to the continuing consolidation of our manufacturing operations to our Central American and Caribbean Basin hubs, we are implementing other cost reduction initiatives. These include, among others, our plans to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment by installing additional biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to sustainability. We are also planning to achieve further efficiencies in operating our distribution activities, including savings resulting from the consolidation of our existing distribution centres servicing retail customers at our new distribution centre in Charleston, South Carolina, and the further expansion of our Eden, North Carolina distribution centre.

4.	Re-invest and/or redistribute cash flow

We will evaluate opportunities to reinvest our cash flows generated from operations. Our primary use of cash will continue to be to finance our working capital and capital expenditure requirements to support our organic growth, but at the same time we are prepared to evaluate complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital. In addition, we may consider share repurchases if management and the Board at any time believe that our shares are undervalued, and we also intend, as we have done periodically in the past, to discuss with our Board the possible introduction of a dividend.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial Risk Management” and “Risks and Uncertainties” sections of our 2009 Annual MD&A, as subsequently updated in our first and second quarter 2010 interim MD&A and in this interim MD&A.
OPERATING RESULTS
Non-GAAP Measures
We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and cash in excess of total indebtedness/net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and operating results.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
We refer the reader to the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this interim MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable GAAP measures.
Summary of Quarterly Results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared on the same basis as the annual audited Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

(in $ millions, except per share amounts)			2010				2009	2008

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net sales	395.3	326.8	220.4	301.7	307.8	244.8	184.0	324.7
Net earnings	64.7	48.8	28.0	42.4	41.5	7.1	4.3	21.8
Net earnings per share
Basic EPS(1)	0.53	0.40	0.23	0.35	0.34	0.06	0.04	0.18
Diluted EPS(1)	0.53	0.40	0.23	0.35	0.34	0.06	0.04	0.18
Total assets	1,275.6	1,178.8	1,101.5	1,082.4	1,126.3	1,109.1	1,037.4	1,095.0
Total long-term financial liabilities	0.1	0.7	3.2	4.4	92.9	121.5	51.2	53.0
Weighted average number of shares outstanding (in ‘000s)
Basic	121,264	121,061	120,977	120,959	120,911	120,799	120,573	120,531
Diluted	122,098	121,919	121,762	121,668	121,483	121,178	121,408	121,558

(1)	Quarterly EPS may not add to year-to-date EPS due to rounding.
Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to changes in end-use demand and customer demand, including our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather and the need to support requirements for the back-to-school period and the holiday season.
Historically, we have operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of inventory levels in the first half of the year. In the last three quarters of fiscal 2009, Gildan took some production downtime in order to align its inventory levels with sales demand, in the context of the weak economic conditions during the year.
Our trade accounts receivable balances also fluctuate as a result of seasonal sales trends, and days’ sales outstanding (DSO) are also impacted by seasonal programs for our fleece and long-sleeve T-shirts shipped in the third and fourth quarters with extended payment terms. Consequently, trade accounts receivable balances and DSO typically decrease in the first quarter of the fiscal year from seasonally higher levels in the third and fourth quarters of the fiscal year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Our results are also impacted by the fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for cotton and cotton yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.
Our reported amounts for sales, selling, general and administrative expenses, and financial expense (income) are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial Risk Management” section of this interim MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.
Management decisions to consolidate or reorganize operations, including the closure of facilities, may also result in significant restructuring and other charges in an interim or annual period. In addition, the effect of asset writedowns, including provisions for bad debts and slow moving inventories, can affect the variability of our results.
During the fourth quarter of fiscal 2008 we recorded a one-time income tax charge of $26.9 million, or $0.22 per share, related to the settlement of the Canada Revenue Agency (CRA) audit.
Net Sales
Net sales in the third quarter of fiscal 2010 totaled $395.3 million, up 28.4% from $307.8 million in the third quarter of last year. Sales of activewear and underwear were $351.3 million, up $93.2 million, or 36.1% from $258.1 million last year, and sales of socks were $44.0 million, down $5.7 million, or 11.5% compared to sales of $49.7 million last year.
The increase in sales of activewear and underwear in the third quarter of fiscal 2010 compared to the same period last year was due to an increase of 31.6% in activewear and underwear unit sales volumes, more favourable activewear product-mix and an approximate 2% increase in net selling prices for activewear due to lower promotional activity in the U.S. distributor channel.
The 31.6% unit sales volume increase for activewear and underwear reflected our continuing market share penetration in all product categories in the U.S. distributor channel and a 10.5% increase in overall industry unit shipments from U.S. distributors to U.S. screenprinters, combined with continuing strong growth in international and other screenprint markets, and increased shipments of underwear and activewear to retail customers. The Company was constrained from fully capitalizing on strong demand for its products due to low activewear finished goods inventories during the quarter, as a result of lost production due to the Haiti earthquake combined with the strong recovery in industry demand. Demand in the U.S. distributor channel at the end of the quarter may have been positively impacted by purchases by end-users in advance of an industry selling price increase which was effective at the beginning of the fourth quarter.
Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. report produced by ACNielsen Market Decisions. The table below summarizes the S.T.A.R.S. data for the three months ended June 30, 2010:

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MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three months ended		Three months ended
	June 30,		June 30,
	2010 vs. 2009		2010	2009

	Unit Growth		Market Share

	Gildan	Industry	Gildan

All products	26.9%	10.5%	63.9%	55.7%
T-shirts	27.0%	10.8%	64.6%	56.4%
Fleece	26.8%	8.0%	61.8%	52.7%
Sport shirts	23.9%	3.4%	45.6%	38.1%

Demand in the U.S. distributor channel experienced a strong recovery resulting in a 10.5% increase in industry unit shipments from U.S. distributors to U.S. screenprinters during the three months ended June 30, 2010 compared to the same period last year. Unit shipments of Gildan products sold by U.S. distributors to U.S. screenprinters were up 26.9% during the three months ended June 30, 2010 as a result of significant market share gains in all of our product categories which increased our overall leading market share in the U.S. screenprint channel to 63.9%, compared to 55.7% in the same period last year.
The strong recovery in demand continued in the Canadian and international markets. Canadian sales totaled $17.2 million in the third quarter up 48.6% compared to the same quarter last year due to the strong recovery in demand and the higher value of the Canadian dollar compared to the same period last year. Net sales of $35.5 million from our international markets in the third quarter of fiscal 2010 were up 60.2% compared to the same period of fiscal 2009. The increase in international sales was due to strong unit sales volume increases in essentially all international markets which we currently serve which more than offset the negative impact of the devaluation of the Euro during the third quarter this year.
The decline in sales of socks in the third quarter of fiscal 2010 compared to the same period last year was mainly due to short-term issues in servicing demand due to increased reliance on third party contractors during the ramp up of Rio Nance 4 and the transition to the new U.S. retail distribution centre. In addition, average net selling price realizations were lower than last year due to a shift towards a more basic product-mix.
Net sales for the nine months ended July 4, 2010 amounted to $942.5 million, up $205.9 million, or 28.0%, from $736.6 million in the same period last year. Sales of activewear and underwear were $777.5 million, up $222.7 million, or 40.1% from $554.8 million last year, and sales of socks were $165.0 million, down $16.8 million, or 9.2%, from $181.8 million in the first nine months of fiscal 2009. The increase in activewear and underwear sales was due to further market share penetration in the U.S. distributor channel and other target markets, the recovery in demand starting in the second quarter of fiscal 2010, combined with the non-recurrence of inventory destocking in the U.S. distributor channel, and more favourable activewear product-mix. The decline in sales of socks in the first nine months of fiscal 2010 was mainly as a result of the short-term issues in servicing demand due to increased reliance on third party contractors in the third quarter, the transition to new programs for mass-market retailers, as well as the discontinuance of unprofitable sock programs and the elimination of baby apparel and layette programs under licensed brands.
Gross Profit
Gross profit for the third quarter of fiscal 2010 was $107.1 million or 27.1% of net sales, compared to $75.1 million or 24.4% of net sales in the third quarter of fiscal 2009. The increase in gross margins in the quarter was mainly attributable to higher net selling prices for activewear, a higher-valued product-mix, lower cotton costs and the non-recurrence of shut down costs incurred in the third quarter of fiscal 2009. The increase in gross margins for the third quarter of fiscal 2010 was negatively impacted by the initial ramp-up of new retail underwear and activewear programs, additional costs due to the use of third party sock contractors and continuing supply chain inefficiencies related to the Haiti earthquake.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
For the first nine months of fiscal 2010, gross profit was $263.6 million, or 28.0% of net sales, up from $152.7 million, or 20.7% of net sales in the same period last year. The improvement in gross margins for the first nine months of fiscal 2010 was due to gains in manufacturing efficiencies, a more favourable product-mix and lower cotton and energy costs. These positive factors more than offset the impact of the initial ramp-up of new retail underwear and activewear programs, and the supply chain inefficiencies due to the Haiti earthquake.
Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses in the third quarter of fiscal 2010 were $39.9 million, or 10.1% of net sales compared to $36.2 million, or 11.8% of net sales in the third quarter of fiscal 2009. For the first nine months of fiscal 2010, SG&A expenses were $112.6 million, or 11.9% of net sales, compared to $100.6 million, or 13.7% of net sales in the same period last year. The increase in SG&A expenses in the third quarter and for the first nine months of fiscal 2010 was primarily due to an increase in distribution costs resulting from higher sales volumes, inefficiencies due to the initial ramp-up of the new retail distribution centre at Charleston, South Carolina, the impact of the higher-valued Canadian dollar on corporate administrative expenses, and higher performance-driven variable compensation expenses. For the first nine months of fiscal 2010, the increase in SG&A expenses was partially offset by the non-recurrence of provisions for doubtful receivable accounts recorded in the first quarter of fiscal 2009 as well as lower legal and professional fees.
Restructuring and Other Charges

	Three months ended		Nine months ended
	July 4,	July 5,	July 4,	July 5,
(in $ millions)	2010	2009	2010	2009

Gain on disposal of assets held for sale	–	(0.1)	(0.4)	(0.7)
Accelerated depreciation	0.4	–	2.3	–
Asset impairment loss and write-down of assets held for sale	0.4	0.6	1.0	1.2
Employee termination costs and other benefits	0.3	1.7	0.6	2.1
Other exit costs	1.7	2.2	2.4	2.8

	2.8	4.4	5.9	5.4

Certain minor rounding variances exist between the financial statements and this summary.
During the first quarter of fiscal 2010, the Company announced plans to consolidate its existing distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina, which have resulted in the closure of its leased retail distribution facility in Martinsville, Virginia and will result in the closure of its retail distribution facility in Fort Payne, Alabama during the fourth quarter of fiscal 2010. The costs incurred in connection with this initiative have been recorded as restructuring and other charges, including accelerated depreciation resulting from a change in estimate for the remaining economic lives of certain distribution long-lived assets at the beginning of fiscal 2010. The Company has also recorded restructuring charges in fiscal 2010 and 2009 relating to manufacturing facilities that were closed in fiscal 2009 and in previous years.
For the first nine months of fiscal 2010, restructuring and other charges totalled $5.9 million, mainly relating to the consolidation of retail distribution facilities mentioned above, including $2.3 million of accelerated depreciation, $0.7 million of employee termination costs, and an asset impairment loss of $1.0 million. The Company also incurred other exit costs of $2.4 million for the nine months ended July 4, 2010 including inventory transfer costs, carrying and dismantling costs, and lease termination costs. The Company expects to incur an additional $2.1 million of restructuring costs during the fourth quarter of fiscal 2010 primarily relating to the consolidation of the Company’s distribution facilities. Restructuring charges of $5.4 million in the first nine months of fiscal 2009 include $6.1 million of severance, other exit costs and an asset impairment loss, less a gain of $0.7 million recognized on the disposal of assets relating to closures which occurred in previous fiscal years.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company expects to incur additional carrying costs relating to closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.
Financial Expense / Income, net
Net financial expense amounted to $1.0 million in the third quarter and $1.9 million in the first nine months of fiscal 2010, compared to net financial income of $1.5 million and $1.3 million, respectively in the same periods last year. The change in both periods compared to the same periods last year was mainly due to foreign exchange losses in the current year compared to foreign exchange gains last year, and higher bank charges due primarily to the financing for the acquisition of Shahriyar as disclosed in Note 4 to the unaudited interim Consolidated Financial Statements, partially offset by a decline in interest expense. In fiscal 2009, financial income and expense included unrealized gains and losses on forward foreign exchange contracts, since the Company was not using hedge accounting prior to the beginning of fiscal 2010. Under hedge accounting, unrealized gains and losses related to forward foreign exchange contracts are reflected in accumulated other comprehensive income.
Income Taxes
The Company recorded an income tax recovery of $1.8 million for the third quarter of fiscal 2010 and an income tax expense of $0.6 million for the first nine months of fiscal 2010, compared to an income tax recovery of $5.8 million and $5.0 million in the third quarter and first nine months of fiscal 2009, respectively. The income tax recovery for the three months and nine months ended July 5, 2009 included income tax recoveries of $5.6 million related to the recognition of previously unrecorded tax benefits of prior years, and $1.0 million related to the impact of restructuring and other charges. Excluding the impact of restructuring and other charges in both periods, and the impact in 2009 of the income tax recovery related to prior years, the effective income tax rate was negative 1% for the third quarter of fiscal 2010, and 1.8% for the nine months ended July 4, 2010, compared to effective income tax rates of 2% and 3% for the three months and nine months ended July 5, 2009, respectively. The year over year decline in the effective income tax rate for both periods was mainly due to a higher proportion of profits earned in lower tax jurisdictions combined with the recovery in the third quarter of fiscal 2010 related to the recognition of tax losses incurred in higher tax jurisdictions.
Net Earnings
Net earnings for the third quarter of fiscal 2010 were $64.7 million, or $0.53 per share on a diluted basis, each reflecting an increase of 55.9% compared with net earnings of $41.5 million, or $0.34 per share on a diluted basis in the third quarter of fiscal 2009. Net earnings included the impact of after-tax restructuring and other charges of $1.7 million, or $0.01 per diluted share in the third quarter of fiscal 2010 and $3.4 million, or $0.03 per share in the third quarter of fiscal 2009. Excluding the impact of restructuring and other charges in both years, adjusted net earnings and adjusted diluted EPS for the third quarter of fiscal 2010 totalled $66.4 million and $0.54 per share, up 47.9% and 45.9%, respectively from net earnings and EPS of $44.9 million or $0.37 per share, respectively in the same period last year. The year over year increase in adjusted net earnings and adjusted EPS for the third quarter was primarily due to strong growth in activewear and underwear unit sales volumes and higher average net selling prices for activewear due to lower promotional activity in the U.S. distributor channel, partially offset by supply chain inefficiencies due to the integration of new retail products and the impact of the Haiti earthquake, higher SG&A and financial expenses and the non-recurrence of an income tax recovery of $5.6 million, or $0.05 per share relating to the recognition of previously unrecorded tax benefits of prior years which benefited net earnings in the third quarter of fiscal 2009.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
For the first nine months of fiscal 2010, we achieved net earnings of $141.5 million, or $1.16 per share on a diluted basis, up 167.5% from net earnings of $52.9 million and 163.6% from EPS of $0.44 in the same period last year. Before reflecting restructuring charges of $3.9 million in the first nine months of fiscal 2010 and $4.5 million in the same period last year, adjusted net earnings in the first nine months of fiscal 2010 totalled $145.4 million or $1.19 per share, compared with adjusted net earnings of $57.4 million or $0.47 per share in the first nine months of last year. The significant growth in net earnings and EPS was mainly due to higher unit sales volumes for activewear and underwear, more favourable product-mix and lower manufacturing, cotton and energy costs, partially offset by supply chain inefficiencies due to the Haiti earthquake and the integration of new retail products together with higher SG&A expenses and the non-recurrence of the $0.05 per share prior years’ income tax recovery recorded in the third quarter of fiscal 2009.
FINANCIAL CONDITION
Trade accounts receivable of $167.9 million as at July 4, 2010 increased by $8.3 million compared to trade accounts receivable of $159.6 million at the end of fiscal 2009 and decreased by $13.6 million compared to $181.5 million at the end of the third quarter of fiscal 2009. The increase in trade accounts receivable from the end of fiscal 2009 was primarily due to higher sales in the third quarter of fiscal 2010 compared with the fourth quarter of last year, partially offset by the impact of a decline in the number of days’ sales outstanding (DSO). The decrease in DSO resulted from improved collections in the third quarter as well as a reduction in the number of shipments invoiced with extended payment terms. The decrease in trade accounts receivable compared to the third quarter of fiscal 2009 occurred in spite of a 28.4% increase in sales compared to the third quarter of fiscal 2009, due to a decrease in DSO for the same reasons noted above and the benefit of more sales being invoiced in the first half of the third quarter this year with similar payment terms, relative to third quarter of fiscal 2009.
Inventories of $324.0 million were up $22.1 million, or 7.3% from $301.9 million at the end of fiscal 2009 and down $15.6 million or 4.6%, compared to the third quarter of fiscal 2009. Despite significantly lower T-shirt inventory levels, overall inventories increased from the end of fiscal 2009 due primarily to significantly higher average unit costs resulting from a higher valued product-mix and rising cotton and energy costs, as well as higher raw material inventories. Compared to the third quarter of fiscal 2009, the decrease in T-shirt inventory levels more than offset the impact of higher average unit costs and higher raw material inventories, resulting in an overall decrease in inventories. During the second quarter of fiscal 2010, T-shirt inventory levels decreased significantly from the first quarter to sub-optimal levels due to an unexpected recovery in demand for our activewear products and the impact of the temporary disruption of our sewing production following the Haiti earthquake. While our sewing production has returned to levels substantially similar to those prior to the impact of the earthquake, T-shirt inventories at the end of the third quarter continue to be at sub-optimal levels, relative to the expected demand for the fourth quarter.
Property, plant and equipment, which are net of accumulated depreciation, including asset impairment losses, amounted to $471.7 million at July 4, 2010, compared to $414.5 million at October 4, 2009. The increase of $57.2 million primarily reflected capital additions of approximately $94.8 million, the inclusion of an estimated $12.2 million of property, plant and equipment from the acquisition of Shahriyar, offset by depreciation of $49.8 million. Capital additions consisted primarily of the acquisition of a distribution centre in Charleston, South Carolina, the acquisition of our new office building in Barbados as well as expenditures related to our capacity expansion projects in Honduras, and our biomass energy project in the Dominican Republic.
Assets held for sale of $3.5 million as at July 4, 2010 (October 4, 2009 – $6.5 million) include property, plant and equipment relating to previously announced closures of facilities. The decrease in assets held for sale is due mainly to the sale of facilities relating to previously announced closures.
Intangible assets amounted to $54.4 million as at July 4, 2010 compared to $56.8 million at the end of fiscal 2009. The decrease is related to the amortization of intangible assets for fiscal 2010.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Goodwill of $10.0 million as at July 4, 2010 increased by $3.3 million since October 4, 2009 due to the acquisition of Shahriyar.
Total assets were $1,275.6 million as at July 4, 2010, compared to $1,082.4 million at the end of the previous year. Working capital was $529.2 million as at July 4, 2010 compared to $441.0 million as at October 4, 2009. The current ratio at the end of the third quarter of fiscal 2010 was 3.9 compared to 4.2 at the end of fiscal 2009.
Accounts payable and accrued liabilities amounted to $184.7 million at July 4, 2010, compared to $124.4 million at the end of fiscal 2009. The increase of $60.3 million was due primarily to higher raw material purchase volumes resulting from higher production levels compared with last year, and higher cotton costs.
At the end of the third quarter of fiscal 2010, we had income taxes receivable of $0.5 million, compared to income taxes payable of $11.8 million at October 4, 2009. The decrease in income taxes payable was mainly due to payments made in the first quarter of fiscal 2010 of $13.4 million for the provincial component of the income tax settlement with the CRA as announced in December 2008 and as described under the heading “Income Taxes” in the 2009 Annual MD&A. This payment had been fully provided for in the fourth quarter of fiscal 2008.
CASH FLOWS
Cash flows from operating activities in the third quarter of fiscal 2010 were $107.3 million compared to $80.6 million for the third quarter of last year. The increase in cash flow was primarily due to an increase in operating earnings, and a significant increase in accounts payable and accrued liabilities during the third quarter of fiscal 2010, partially offset by the impact of a lower seasonal decrease in inventories during the third quarter of fiscal 2010 compared to the same period last year. For the first nine months of fiscal 2010, cash flows from operating activities were $211.6 million compared to $47.1 million in the same period last year, primarily due to higher operating earnings, lower income tax payments, and the significant increase in accounts payable and accrued liabilities. These increases were partially offset by the impact of an increase in trade accounts receivable compared with a decrease last year, resulting from the higher sales in the first nine months of fiscal 2010.
Cash flows used in investing activities were $24.8 million and $108.1 million in the third quarter and first nine months of fiscal 2010, respectively, compared to $2.1 million and $25.7 million in the third quarter and first nine months of fiscal 2009, respectively. The increase in cash flows used in investing activities was due to the acquisition of Shahriyar during the second quarter of fiscal 2010, and higher capital expenditures, including our capacity expansion projects in Honduras, the acquisition of the new office building in Barbados in the second quarter of fiscal 2010, and the acquisition of a distribution centre in Charleston, South Carolina in the first quarter of fiscal 2010.
Free cash flow for the three months ended July 4, 2010 amounted to $82.2 million compared to $78.5 million for the same period in fiscal 2009. Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, after deducting cash flows used in investing activities, excluding business acquisitions. The increase in free cash flow of $3.7 million was attributable to higher cash flows from operating activities largely offset by higher capital spending compared to last year. Free cash flow of $118.5 million for the first nine months of fiscal 2010 compared to $19.4 million for the same period in fiscal 2009 resulted mainly from significantly higher cash flows from operating activities partially offset by higher capital spending compared to last year.
Cash flows from financing activities in the third quarter of fiscal 2010 amounted to $0.1 million compared to cash outflows of $28.3 million in the third quarter of fiscal 2009. For the first nine months of fiscal 2010, cash flows used in financing activities amounted to $1.5 million compared to cash inflows of $40.7 million in the same period last year. During the first half of fiscal 2009, the Company increased its borrowings under its credit facility by $71 million, which was subsequently repaid in the third and fourth quarters of fiscal 2009.

QUARTERLY REPORT TO SHAREHOLDERS – Q3 2010 P.13

MANAGEMENT’S DISCUSSION AND ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES
In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements and business acquisitions. Our primary uses of funds on an ongoing basis are for capital expenditures for new and incremental expansions of manufacturing and distribution facilities, working capital requirements, and business acquisitions.
We have a committed revolving long-term credit facility of up to $400 million, on an unsecured basis, which matures in June 2013. Total indebtedness as at July 4, 2010 amounted to $0.1 million compared to $4.4 million at the end of fiscal 2009 and $93.0 million at July 5, 2009. Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion) as described under the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A. At July 4, 2010, there were no amounts drawn on our revolving long-term credit facility. An amount of $8.1 million has been committed against this facility to cover various letters of credits.
We ended the third quarter of fiscal 2010 with cash in excess of total indebtedness of $201.1 million, compared to cash in excess of total indebtedness of $95.3 million at the end of fiscal 2009. Cash in excess of total indebtedness is calculated as cash and cash equivalents net of total indebtedness as described under the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A. During fiscal 2010, the Company intends to conduct an evaluation of opportunities for the deployment of our cash balances not required to finance our organic growth, in order to maximize returns to shareholders.
Capital expenditures for fiscal 2010 are now projected to be approximately $130 million compared to our previous projection of $155 million, due to the timing of receiving capital equipment deliveries, resulting in the carryover of certain expenditures to fiscal 2011. Capital expenditures for fiscal 2010 related to manufacturing include expenditures for the Rio Nance 4 sock facility, energy cost reduction projects, and incremental expansion of existing textile and sewing capacity in order to support projected growth in demand for activewear and underwear. The Company is also proceeding with plans to build its third integrated textile facility in Honduras, Rio Nance 5. Capital expenditures related to sales and distribution in fiscal 2010 include the acquisition of and further investment in the new distribution centre and office building in Charleston, South Carolina, and the purchase of our new office building in Barbados. Capital expenditures in fiscal 2010 also include the expansion and automation of our Eden, North Carolina distribution centre to service demand in the U.S. distributor channel and further reduce distribution costs, which is expected to be completed in fiscal 2011.
We believe that our cash flow from operating activities together with our accumulated cash balances and our unutilized credit facility will provide us with sufficient liquidity and capital resources in fiscal 2010 and 2011 to fund our anticipated working capital, capital expenditure requirements, as well as any acquisition opportunities that the Company may decide to pursue.
The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. We do not currently pay a dividend. However, the Company’s Board of Directors periodically evaluates the merits of introducing a dividend.
Off-Balance Sheet Arrangements and Contractual Obligations
All commitments have been reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations that follows. As disclosed in Note 7 to our unaudited interim Consolidated Financial Statements, we have granted corporate guarantees,

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MANAGEMENT’S DISCUSSION AND ANALYSIS
irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of their subsidiaries do not perform their contractual obligations. As at July 4, 2010, the maximum potential liability under these guarantees was $17.1 million, of which $4.9 million was for surety bonds and $12.2 million was for corporate guarantees and standby letters of credit.
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations by period, excluding interest on long-term debt, for the following items as at July 4, 2010:

		Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	Total	fiscal year	fiscal years	fiscal years	fiscal years

Long-term debt	0.1	0.1	–	–	–
Operating leases	47.1	2.3	20.5	8.4	15.9
Purchase obligations	204.1	143.4	60.7	–	–

Total Contractual Obligations	251.3	145.8	81.2	8.4	15.9

We expect that cash flows from our operating earnings, accumulated cash balances and our unutilized bank facility will be sufficient to meet our obligations for the foreseeable future.
Derivative Instruments
The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for speculative purposes. During the nine months ended July 4, 2010, the Company entered into forward foreign exchange contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar, and fuel oil forward contracts in order to reduce the exposure of forecasted cash outflows related to some of its energy consumption needs. These derivative financial instruments were designated as cash flow hedges and qualified for hedge accounting. Please refer to Note 12 to the unaudited interim Consolidated Financial Statements for a description of the maturities, carrying and fair values of the derivative financial instruments outstanding as at July 4, 2010.
Outstanding Share Data
Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the trading symbol GIL. As at July 31, 2010 there were 121,304,949 common shares issued and outstanding along with 1,310,354 stock options and 787,714 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, at least 50% of Treasury RSU grants are subject to the attainment of performance objectives set by the Board of Directors.
Review of Historical Stock Option Grants
As previously disclosed, an internal review of all stock option grants made by the Company since its initial public offering in 1998 was conducted by a special committee of independent directors of the Board. As a result of this review, the Company determined that certain stock options granted to employees, officers and directors during fiscal years 1999 to 2003 had been awarded at prices which were inconsistent with the terms of the Company’s Long-Term Incentive Plan (LTIP) in effect at the time, as well as with certain requirements of the Toronto Stock Exchange. The special committee of the Board concluded that there had been no intention of wrongdoing on the part of any current or former director or senior officer in the granting of stock options during the aforesaid period. However, current directors and senior executive officers who inadvertently benefitted from more favourable pricing of stock options have voluntarily

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MANAGEMENT’S DISCUSSION AND ANALYSIS
reimbursed the Company for any excess gains and have agreed to the repricing of unexercised options. In addition, the Company has pursued all reasonable avenues for recoveries from other parties. The steps taken by the Company resulted in: (i) the Company increasing the exercise price of 261,440 unexercised vested stock options during the second quarter, resulting in a $0.2 million increase in the aggregate exercise value of the unexercised stock options, or representing an increase to the weighted average exercise price for these stock options of $0.77 (from $6.18 to $6.95), and also resulting in an increase of $0.10 to the weighted average exercise price of all options outstanding as at April 4, 2010 (from $18.76 to $18.86), and; (ii) the Company recovering $2.2 million in cash, including $1.1 million from current senior officers during the second quarter relating to stock options that were previously exercised, and $1.1 million from other parties during the first quarter. Amounts recovered in cash from current senior officers have been recorded as a credit to contributed surplus. No adjustment is required to prior year financial statements under either Canadian or U.S. GAAP.
LEGAL PROCEEDINGS
Securities Class Actions
The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.
The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws. On July 1, 2009, the District Court granted the motion by Gildan and other defendants to dismiss the U.S. action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, the Company and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, the plaintiffs’ motion seeking reconsideration was denied. The Plaintiff’s have appealed the decisions on the motion for reconsideration and the motion to dismiss, but no date has been set yet for the appeal.
In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion. In the Quebec action, a motion requesting permission to amend the petition was filed on April 6, 2010, to align the allegations in said petition with those pleaded in the Ontario action. A case management judge has been appointed but no date has been set yet for the case conference.
On August 3, 2010, the Company announced it had entered into an agreement to settle all claims raised in these proposed class action lawsuits, subject to final approval from the courts. In consideration of the dismissal of the proposed class actions currently pending before all three courts and releases from the proposed class members of the claims against the Company and certain of its senior executives, the settlement agreement provides for a total amount of $22.5 million to be paid into an escrow account for distribution to the proposed class members. The settlement is conditional on the courts’ approval and subject to the Company’s option to terminate the settlement in the event valid opt-outs by the proposed class members exceed a pre-agreed confidential opt-out threshold. Under this agreement, the Company would have no financial obligation as the settlement would be entirely funded by the Company’s insurers, and therefore no provision has been recorded in the interim Consolidated Financial Statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
In the event the Company would elect to terminate the settlement agreement because valid opt-outs by proposed class members exceed the pre-agreed opt-out threshold, or if the courts would not provide final approval of the settlement, the parties would revert to their litigation positions immediately prior to the execution of the settlement agreement. If such event would occur, the Company would continue to strongly contest the basis upon which these actions are predicated and would vigorously defend its position. Under this scenario, due to the inherent uncertainties of litigation, it would not be possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.
OUTLOOK
A discussion of management’s expectations as to our outlook for fiscal 2010 and 2011 is contained in our third quarter earnings results press release dated August 12, 2010 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.
FINANCIAL RISK MANAGEMENT
This section of the MD&A provides selected disclosures relating to the nature and extent of the Company’s exposure to credit risk and foreign currency risk, and how the Company manages those risks. The disclosures under this section, in conjunction with the information in Note 12 to the unaudited interim Consolidated Financial Statements (Financial Instruments), have been presented only to provide a summary of the nature and extent of the Company’s exposures to certain risks arising from financial instruments. Please refer to the “Financial Risk Management” Section of the 2009 Annual MD&A and Note 19 to the audited Consolidated Financial Statements for the year ended October 4, 2009 for complete disclosure of the Company’s exposure to risks arising from financial instruments in accordance with the requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments-Disclosure.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and cash equivalents, forward foreign exchange contracts, and forward fuel oil contracts, which it manages by dealing only with highly-rated North American and European financial institutions. Our trade receivables and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade receivables and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period.
The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors and mass-market retailers. As at July 4, 2010, the Company’s ten largest trade debtors accounted for 57% of trade accounts receivable, of which one wholesale customer accounted for 17% and one mass-market retailer accounted for 9%. Of the Company’s top ten trade debtors, eight are wholesale distributors, two are mass-retailers and nine are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas including the United States, Canada, Europe, Mexico and the Asia/Pacific region.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s exposure to credit risk for trade receivables by geographic area and type of customer was as follows:

(in $ millions)	July 4, 2010	October 4, 2009

United States	134.4	135.4
Europe	20.2	12.2
Canada	4.8	7.5
Other regions	8.5	4.5

Total trade receivables	167.9	159.6

(in $ millions)	July 4, 2010	October 4, 2009

Distributors and screenprinters	133.6	127.7
Mass-market and regional retailers	34.3	31.9

Total trade receivables	167.9	159.6

The aging of trade receivable balances was as follows as at:

(in $ millions)	July 4, 2010	October 4, 2009

Not past due	152.1	144.5
Past due 0-30 days	15.8	14.9
Past due 31-60 days	2.0	3.5
Past due 61-120 days	1.6	1.2
Past due over 121 days	2.6	1.5

Trade receivables	174.1	165.6
Less allowance for doubtful accounts	(6.2)	(6.0)

Total trade receivables	167.9	159.6

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	Three months ended	Nine months ended	Twelve months ended
(in $ millions)	July 4, 2010	July 4, 2010	October 4, 2009

Balance, beginning of period	6.1	6.0	2.8
Bad debt expense	0.1	0.5	6.0
Write-off of accounts receivable	–	(0.3)	(2.8)

Balance, end of period	6.2	6.2	6.0

Foreign Currency Risk
The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the British pound, the Euro, the Australian dollar and the Mexican peso exchange rates. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to

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MANAGEMENT’S DISCUSSION AND ANALYSIS
the U.S. dollar will create volatility in the Company’s cash flows and the reported amounts for sales and SG&A expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss and included in financial expense (income) in the statement of earnings.
The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras. The Lempira to U.S. dollar exchange rate has not fluctuated significantly in recent years. However, should there be a change in the Lempira to U.S. dollar exchange rate in the future, such change may have an impact on our operating results.
During fiscal 2010, the Company entered into forward foreign exchange contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar. The Company had forward foreign exchange contracts outstanding as at July 4, 2010 consisting primarily of contracts to sell or buy Euros, Australian dollars, Canadian dollars, and Mexican pesos in exchange for U.S. dollars. These outstanding contracts and other forward foreign exchange contracts that were settled during fiscal 2010 were designated as cash flow hedges and qualified for hedge accounting. We refer the reader to Note 10 and Note 12 to the unaudited interim Consolidated Financial Statements for details of these forward foreign exchange contracts and the impact of applying hedge accounting.
Please refer to the “Financial Risk Management” section of the Company’s 2009 Annual MD&A for further details of the Company’s significant foreign currency exposures.
CRITICAL ACCOUNTING ESTIMATES
Our significant accounting policies are described in Note 1 to our 2009 audited annual Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates. In addition, although our critical accounting estimates remain substantially unchanged from those that were disclosed in our 2009 Annual MD&A, there is a likelihood that these estimates may materially change, or new estimates may be required, given the current uncertain economic conditions.
Management believes that the following accounting estimates require assumptions to be made about matters that are highly uncertain:
•	Allowance for Doubtful Accounts;

•	Inventory Valuation;

•	Sales Promotional Programs;

•	Recoverability of Long-Lived Assets;

•	Income Taxes; and

•	Business Acquisitions
For a more detailed discussion of these estimates, readers should review the “Critical Accounting Estimates” section of the 2009 Annual MD&A.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
ACCOUNTING POLICIES AND FUTURE ACCOUNTING STANDARDS
Accounting Policies
The Company applied the same accounting policies in the preparation of its interim Consolidated Financial Statements, as disclosed in Note 1 to its audited Consolidated Financial Statements for the year ended October 4, 2009.
Future Accounting Standards
In January 2009, the Canadian Accounting Standards Board (AcSB) issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. For a detailed description of the future accounting standards, please refer to Note 3 of the unaudited interim Consolidated Financial Statements.
International Financial Reporting Standards (IFRS)
In February 2008, the AcSB confirmed that IFRS, as issued by the International Accounting Standards Board (IASB), will replace Canadian GAAP for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the changeover to IFRS will be required for our fiscal 2012 interim and annual financial statements beginning October 3, 2011 (the “changeover date”) with comparative information presented for fiscal 2011.
IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of a company’s first annual IFRS reporting period (September 30, 2012 for Gildan), and apply those policies to all periods presented in their first IFRS financial statements including the comparative periods. Therefore, the starting point for our accounting in accordance with IFRS will be fiscal 2011, beginning on October 4, 2010 (the “transition date”) although the interim and annual financial statements for fiscal 2011 will only be published in accordance with IFRS in fiscal 2012 as comparative information.
The following information is presented to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to International Financial Reporting Standards. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the possible effects on our operations. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information reflects assumptions based on information available as at the date of this report, and circumstances may arise, such as changes in IFRS standards or economic conditions, which could materially change these assumptions as well as the progress of our IFRS changeover plan, and may cause the Company to select different accounting policies and/or IFRS 1 exemptions than the preliminary conclusions reached to date. IFRS standards and interpretations are continuously subject to change, and we continuously review all developments issued by the IASB, the AcSB, and the Canadian Securities Administrators (CSA). We will assess the impact of any new developments on our IFRS transition plan and make any necessary changes accordingly.
Progress towards Completion of our IFRS Changeover Plan
In preparation for the changeover to IFRS, we have developed an IFRS transition plan consisting of three phases – 1) Scoping and Diagnostic Phase, 2) Detailed Impact Analysis and Design Phase, and 3) Implementation and Review Phase. We have completed the first phase, comprised of a scoping and diagnostic process, which involved a comparison of the Company’s current accounting policies under Canadian GAAP with currently issued IFRS. The second phase of our IFRS changeover plan is now underway and is expected to be substantially complete by the end of fiscal 2010. The implementation and review phase is expected to begin in fiscal 2011 and will continue until our first complete annual financial reporting under IFRS is released at the end of fiscal 2012.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Our IFRS transition is on schedule and there have been no significant changes to our plan and no significant modifications to key differences and impacts identified from those previously reported in our 2009 annual MD&A, as subsequently updated in our first quarter and second quarter interim MD&A. We will continue to report on the status of the plan, significant findings, and provide more detailed information on preliminary conclusions reached as our IFRS changeover plan progresses. We expect to be in a position to disclose all our qualitative conclusions on the significant accounting differences identified to date by the end of fiscal 2010. The key elements and status of our changeover plan are as follows:
Information technology and data systems
Systems and processes are currently in place to collect the information required under IFRS. Although new reports will likely be required to capture new information required for presentation and disclosure under IFRS, we currently do not expect the transition to IFRS to require significant changes to our information technology systems and reports. We also expect our systems to be reliable for purposes of generating the comparative fiscal 2011 information that needs to be provided in accordance with IFRS during fiscal 2012 (i.e. the first period of reporting completely under IFRS), as well as the information required in the opening balance sheet as at the transition date.
Internal controls over financial reporting
Internal control processes and procedures will be put into place in order to address the key accounting differences resulting from the changeover to IFRS. Internal controls applicable to our reporting process under Canadian GAAP are expected to be substantially the same as those required in our IFRS reporting environment.
Disclosure controls and procedures, including investor relations and external communications plans
Disclosure controls and procedures will be updated to include all data required for additional financial statement disclosures under IFRS. Our disclosure controls and procedures will also be updated as our changeover to IFRS continues to ensure that information is appropriately communicated in our external communications and other periodic published reports.
Financial expertise including training requirements
The project to transition to IFRS is being led by the Corporate Accounting group in Montreal. The Corporate Accounting group has the appropriate resources and skills to effectively complete the changeover to IFRS on a timely basis, and internal communication and education is being rolled out in phases throughout the Company as the key elements are addressed. Periodic meetings are held with management and the Audit and Finance Committee in order to keep them informed of the progress of our transition plan. External advisors are also being consulted on an as needed basis to review our transition work plan and business impact analysis, and advise us on issues as they arise.
Business contracts, including the impact on operating agreements and key performance indicators
Business contracts which are affected by financial results such as financial covenants and long-term incentive plans are being reviewed to assess the impact from the changeover to IFRS. The changeover to IFRS is not expected to have a significant impact on our business contracts.
Accounting policies, including choices among policies permitted under IFRS
We have made considerable progress in identifying accounting differences and accounting policy alternatives under IFRS as compared to Canadian GAAP, and the potential impact of such differences on

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MANAGEMENT’S DISCUSSION AND ANALYSIS
the Company’s accounting at the transition date (which will be recorded against retained earnings on the opening IFRS balance sheet) and on an ongoing basis. Based on the results of our detailed analysis to date, no material impacts are expected at the transition date, in part because Canadian accounting standards are substantially aligned with IFRS requirements for certain key areas. However, we have identified a number of areas where we expect there to be some impact on the recognition and measurement of certain balance sheet and statement of earnings items, including note disclosures. We are currently in the process of validating the results of our detailed impact analysis and therefore our conclusions are still preliminary at this stage, and final conclusions may have a material impact on our financial statements upon transition to IFRS. We expect to be in a position to disclose the quantitative impact of all our significant accounting differences progressively throughout fiscal 2011 as we complete our analysis.
The following are some of the significant differences between Canadian GAAP and IFRS that have been identified to date and which are currently being evaluated:
Investment in consolidated joint venture: Our consolidated financial statements currently include the accounts of our yarn spinning joint venture CanAm Yarns LLC (“CanAm”), as we are considered the primary beneficiary of this entity under Canadian GAAP, in part because we consume all of CanAm’s production. Our partner’s share of the net assets and net earnings of CanAm are reflected as a non-controlling interest adjustment in our consolidated balance sheet and statement of earnings. Under IFRS, CanAm is considered a jointly controlled entity and we are not deemed to exercise control. Consequently, we expect that we will no longer be permitted to consolidate CanAm, in which case we intend to account for this investment using the equity method. Under the equity method, which is effectively a “one-line consolidation method”, our net investment in CanAm would be presented as a long-term asset on one line in our consolidated balance sheet, for an amount equal to our initial investment and our cumulative share of undistributed earnings. We would apply this change to the opening IFRS balance sheet, but no adjustment to opening retained earnings is expected, as the long-term asset to be reported would be the same as the amount of net assets and non-controlling interest that would be removed from our balance sheet. Post transition, net earnings are not expected to be affected by this change, but there would be non-material changes to the components of our net earnings, as our share of CanAm’s net earnings would be presented in a separate caption in the statement of earnings, appearing below the gross profit subtotal.
Business combinations: There are a number of significant differences in accounting for business combinations between IFRS and Canadian GAAP. Two differences which are expected to be particularly relevant to the Company in reporting periods subsequent to the transition date are the accounting for transaction costs and restructuring costs. Under IFRS, these costs must be charged to earnings as incurred. Under Canadian GAAP, transaction costs and certain anticipated post-acquisition restructuring costs are included in the cost of the purchase (which usually results in such costs being added to goodwill). As noted below, we expect to use an optional exemption that will allow us to apply IFRS guidance only for business combinations that occur after the transition date, and accordingly we do not expect to record adjustments to the opening IFRS balance sheet for these accounting policy differences. For future business combinations, these differences could have a significant and possibly material impact on our financial position and results of operations, although the impact will depend on the scale and frequency of future business acquisition activity. We also note that during fiscal 2011, we expect to early adopt the new Canadian GAAP accounting standards for business combinations and consolidated financial statements and non-controlling interests (CICA Handbook Sections 1581, 1601 and 1602), which are substantially equivalent to the respective current standards under IFRS. By early adopting these standards, any business combinations occurring in fiscal 2011 will not need to be restated when our fiscal 2011 financial statements are presented as comparative financial statements in accordance with IFRS in fiscal 2012.
Borrowing costs: Under IFRS, borrowing costs incurred during the period in which an asset is being constructed must be capitalized as part of the cost of the asset. Under the Company’s current accounting policy, all borrowing costs are charged to earnings and included in Financial expense (income). As the Company has a history of constructing its manufacturing facilities, it is reasonable to expect that a portion of the Company’s borrowing costs incurred in periods subsequent to the adoption of IFRS will be capitalized, although the amount of capitalized costs will depend on the scale of future construction activity and the level of interest-bearing indebtedness, if any, outstanding during the period of construction. As noted

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MANAGEMENT’S DISCUSSION AND ANALYSIS
below, we expect to use an optional exemption that will allow us to capitalize borrowing costs only for assets for which the commencement date for capitalization is on or after the transition date. Accordingly, the Company does not expect to record an opening IFRS balance sheet adjustment for borrowing costs incurred prior to the transition date.
Income taxes: To date, we have identified one key difference in accounting for deferred income taxes (currently referred to as future income taxes under Canadian GAAP) that is expected to have a non-material impact on the Company’s opening IFRS balance sheet and the Company’s income tax provisions in fiscal 2012. Under Canadian GAAP, deferred income tax assets and liabilities are not recognized for temporary differences arising from assets transferred between entities within the consolidated group, although any income tax expense/recovery incurred by the selling entity is deferred on the balance sheet as a non-tax asset/liability. Under IFRS, the tax expense/recovery incurred by the selling entity is not deferred, but a deferred income tax asset/liability is recorded for the temporary difference resulting from the internal transfer (essentially the change in the tax basis), valued at the buying entity’s tax rate. We currently expect that this difference will result in the recognition of a non-material deferred income tax asset at the transition date for the tax effect of temporary differences for certain inventories which have been transferred between group entities.
Other accounting areas of focus: We are currently completing our analysis and validating conclusions with respect to the impact of the following differences between IFRS and Canadian GAAP:
•	Methodology for the recognition and measurement of impairment of long-lived assets, including the assessment of cash-generating units (CGUs);

•	Classification of leases currently classified as operating leases under Canadian GAAP which may qualify as financing (capital) leases under IFRS;

•	Assessment of separate depreciation periods for significant components of property, plant and equipment; and

•	Financial statement presentation, including the captions and format of our balance sheets, statements of earnings and statements of cash flow.
Key accounting policies not expected to be significantly impacted: The Company has also assessed other relevant standards, including but not limited to revenue recognition, inventories, and accounting for provisions, contingent liabilities and contingent assets, and expects that these standards are likely to have less significance for the Company’s changeover to IFRS.
Financial statement note disclosure
Compared to Canadian GAAP, IFRS requires significant additional disclosures, primarily in the notes to the annual financial statements. There are also a number of special transitional disclosures that will be required during fiscal 2012. We have identified the key additional disclosure requirements and we are currently working on collecting the data and designing the reports required for the additional disclosure. We expect to be in a position to provide the required disclosures when we begin reporting in IFRS during fiscal 2012.
IFRS 1 Optional Exemptions
The general requirement of IFRS 1 is full retrospective application of all accounting standards effective at an entity’s reporting date but recorded against retained earnings as of the transition date. IFRS 1 provides first-time adopters certain optional exemptions and mandatory exceptions from full retrospective application. The following table outlines the optional exemptions that the Company currently expects to use at the transition date:

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting Policy	Optional Exemption
Foreign exchange cumulative translation differences	The exemption permits the balance of any cumulative translation adjustment (CTA) to be eliminated by an adjustment to opening retained earnings at the transition date.
Business combinations	The exemption permits the Company not to apply IFRS 3, Business Combinations, to business combinations occurring prior to the transition date.
Share based payment transactions	The exemption permits the Company to apply IFRS 2, Share-based Payment, only to equity instruments that were granted after November 7, 2002 which have not yet vested at the transition date.
Borrowing costs	The exemption permits the capitalization of borrowing costs to be limited to qualifying assets for which commencement date for capitalization is on or after the date of transition.

RELATED PARTY TRANSACTIONS
We have transactions with Frontier, which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total purchases of yarn from Frontier were $44.1 million along with $0.2 million relating to management fees paid to Frontier for the three months ended July 4, 2010. For the nine months ended July 4, 2010, purchases from Frontier were $109.2 million, and management fees paid to Frontier were $0.6 million. As at July 4, 2010, we had accounts payable to Frontier of $33.6 million.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended October 4, 2009 was included in the 2009 Annual MD&A, and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of October 4, 2009. There have been no material changes in internal control over financial reporting since October 4, 2009.
RISKS AND UNCERTAINTIES
In our 2009 Annual MD&A under the sections “Financial Risk Management” and “Risks and Uncertainties” we provide a detailed review of risks that could affect our financial condition, results of operations or business, cash flows or the trading price of our common stock, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business. The risks described in our Annual MD&A, as updated in the first quarter and second quarter 2010 interim MD&A and in this interim MD&A, include risks associated with:
•	Our ability to implement our strategies and plans

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MANAGEMENT’S DISCUSSION AND ANALYSIS
•	Our ability to compete effectively

•	Adverse changes in general economic conditions

•	Our reliance on a small number of significant customers

•	Our customers do not commit to purchase minimum quantities

•	Our ability to anticipate evolving consumer preferences and trends

•	Our production volume may differ from market demand

•	Fluctuations and volatility in the price of raw materials used to manufacture our products

•	Our dependence on key suppliers

•	Climate, political, social and economic risks in the countries in which we operate

•	Changes to international trade legislation

•	Factors or circumstances that could increase our effective income tax rate, including changes to tax legislation and income tax treaties

•	Compliance with environmental, health and safety regulations

•	Our significant reliance on our information systems for our business operations

•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations

•	Negative publicity as a result of violation in labour laws or unethical labour and other business practices

•	Our dependence on key management and our ability to attract and/or retain key personnel

•	Changes to and failure to comply with consumer product safety laws
Updates to the Description of Risks and Uncertainties
The following are significant updates to the description of risks contained in the section entitled “Risks and Uncertainties” of our 2009 Annual MD&A, as subsequently updated in our first and second quarter 2010 interim MD&A.
Climate, political, social and economic risks in the countries in which we operate
The earthquake which struck Haiti on January 12, 2010 impacted Gildan’s third-party contractor operations used to sew the majority of the fabric produced at our Dominican Republic textile facility. Gildan implemented temporary contingency plans to minimize the disruption of contractor production in Haiti by adding overtime shifts, using third-party contractors and increasing capacity at its integrated sewing facilities in the Dominican Republic, Honduras and Nicaragua. Contractor operations in Haiti began to resume operations shortly after the earthquake and by the end of the second quarter of fiscal 2010, contractor operations had returned to production levels substantially similar to those prior to the impact of the earthquake. The impact on the Company’s operations included a temporary loss of production primarily during the second quarter, which subsequently resulted in lost sales opportunities as well as supply chain inefficiencies. The Company’s insurance policies provide coverage for lost or damaged assets as well as interruptions to the Company’s business, including profits on lost sales and additional expenses to mitigate losses. The maximum insurance recovery for this event is $8.0 million, based on a specific policy sub-limit for events occurring in Haiti, and recoveries cannot be claimed before the applicable earthquake policy deductible, estimated at $2.8 million, has been exhausted. Subsequent to the end of the third quarter of fiscal 2010, the Company filed a preliminary insurance claim with its insurers, and expects to finalize the submission of its claim during the fourth quarter, which is expected to result in a total claim for the $8 million policy sub-limit. No insurance recoveries for this claim have been recorded in the interim Consolidated Financial Statements, as the Company’s insurers have not yet approved any portion of the claim for payment. There can be no assurance that all amounts claimed will be recovered.
DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES
We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure

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MANAGEMENT’S DISCUSSION AND ANALYSIS
to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.
Adjusted Net Earnings and Adjusted Diluted EPS
To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and other charges net of income tax recovery, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and diluted earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Net sales	395.3	307.8	942.5	736.6
Cost of sales	288.2	232.7	678.9	583.9

Gross profit	107.1	75.1	263.6	152.7
Selling, general and administrative expenses	39.9	36.2	112.6	100.6
Restructuring and other charges	2.8	4.4	5.9	5.5

Operating income	64.4	34.5	145.1	46.6
Financial expense (income), net	1.0	(1.5)	1.9	(1.3)
Non-controlling interest in consolidated joint venture	0.5	0.3	1.1	–

Earnings before income taxes	62.9	35.7	142.1	47.9
Income taxes	(1.8)	(5.8)	0.6	(5.0)

Net earnings	64.7	41.5	141.5	52.9

Adjustments for:
Restructuring and other charges	2.8	4.4	5.9	5.5
Income tax recovery on restructuring and other charges	(1.1)	(1.0)	(2.0)	(1.0)

Adjusted net earnings	66.4	44.9	145.4	57.4

Basic EPS	0.53	0.34	1.17	0.44
Diluted EPS	0.53	0.34	1.16	0.44
Adjusted diluted EPS	0.54	0.37	1.19	0.47

Certain minor rounding variances exist between the financial statements and this summary.
EBITDA
EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges as well as the non-controlling interest in the consolidated joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(in $ millions)	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Net earnings	64.7	41.5	141.5	52.9
Restructuring and other charges	2.8	4.4	5.9	5.5
Depreciation and amortization	17.1	16.3	48.9	48.4
Variation of depreciation included in inventories	1.8	1.2	2.7	(4.3)
Interest, net	0.3	0.2	0.3	1.6
Income taxes	(1.8)	(5.8)	0.6	(5.0)
Non-controlling interest in consolidated joint venture	0.5	0.3	1.1	–

EBITDA	85.4	58.1	201.0	99.1

Certain minor rounding variances exist between the financial statements and this summary.
Free Cash Flow
Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flows used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Cash flows from operating activities	107.3	80.6	211.6	47.1
Cash flows used in investing activities	(24.8)	(2.1)	(108.1)	(25.7)
Adjustments for:
Business acquisition	–	–	15.3	–
Restricted cash reimbursed related to business acquisition	(0.3)	–	(0.3)	(2.0)

Free cash flow	82.2	78.5	118.5	19.4

Certain minor rounding variances exist between the financial statements and this summary.
Total Indebtedness and Cash in Excess of Total Indebtedness/Net Indebtedness
We consider total indebtedness and cash in excess of total indebtedness / (net indebtedness) to be important indicators of the financial leverage of the Company.

(in $ millions)	Q3 2010	Q4 2009	Q3 2009

Current portion of long-term debt	(0.1)	(2.8)	(2.8)
Long-term debt	–	(1.6)	(90.2)

Total indebtedness	(0.1)	(4.4)	(93.0)
Cash and cash equivalents	201.2	99.7	74.5

Cash in excess of total indebtedness (Net indebtedness)	201.1	95.3	(18.5)

Certain minor rounding variances exist between the financial statements and this summary.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FORWARD-LOOKING STATEMENTS
Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to unit volume growth, sales revenue, cost reductions and efficiencies, gross margins, capital expenditures and the impact of non-recurring items. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2009 Annual MD&A, as subsequently updated in our first quarter and second quarter 2010 interim MD&A and in this interim MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.
Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:
•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit contractually to minimum quantity purchases;

•	our ability to anticipate changes in consumer preferences and trends;

•	our ability to manage inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;

•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;

•	the impact of climate, political, social and economic risks in the countries in which we operate;

•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;

•	our significant reliance on computerized information systems for our business operations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•	negative publicity as a result of violation of labour laws or unethical labour or other business practices by the Company or one of its third-party contractors;

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MANAGEMENT’S DISCUSSION AND ANALYSIS
•	our dependence on key management and our ability to attract and retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk.
These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2010 and 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.
August 11, 2010

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